

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-Mail</u>
Mr. Martin Nielson
Chief Executive Officer
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, Nevada 89119

   Re: **E-Waste Systems, Inc.**
     Item 4.01 Form 8-K
     Filed March 7, 2014
     Item 4.01 and Item 4.02 Form 8-K
     Filed March 7, 2014
     File No. 000-54657

Dear Mr. Nielson:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jennifer Thompson

           Jennifer Thompson
           Accounting Branch Chief

Cc: Cynthia Bitting, Esq.